UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

INDEPENDENCE HOLDING COMPANY

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $1.00 per share

(Title of Class of Securities)

453440307

(CUSIP Number of Class of Securities)

David T. Kettig
Chief Operating Officer and Executive Vice President

c/o The IHC Group
485 Madison Avenue, 14th Floor

New York, NY 10022
(212) 355-4141

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Person)

Copies to:

Nicholas R. Williams

Per B. Chilstrom

Clifford Chance US LLP
31 West 52nd Street

New York, NY  10019-6131

(212) 878-3079

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$40,000,000	$4,636

* Estimated solely for purposes of calculating the filing fee. The transaction valuation was determined by multiplying $20.00 (the tender offer price) by 2,000,000, the estimated maximum number of shares of common stock, par value $1.00, of Independence Holding Company to be acquired in the tender offer.

** The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is calculated by multiplying the transaction valuation by .0001159.

¨

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable

Form or Registration No.: Not applicable	Date Filed: Not applicable

¨	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

þ Third-party tender offer subject to Rule 14d-1.

☒ Issuer tender offer subject to Rule 13e-4.

o Going-private transaction subject to Rule 13e-3.

o Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  o

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

o Rule 13e-4(i) (Cross-Border Tender Offer)

o Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Introduction

This Amendment No. 1 (“Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on May 26, 2017 relating to the offer by Independence Holding Company, a Delaware corporation (“IHC” or the “Company”), to purchase for cash up to 2,000,000 shares of its common stock, par value $1.00 per share (the “Shares”), at a price of $20.00 per Share, net to the seller in cash, without interest, less any applicable withholding taxes upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 26, 2017 (the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(i) of the Schedule TO, and the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the “Offer”),” a copy of which was filed as Exhibit (a)(1)(ii) to the Schedule TO.

This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The information contained in the Offer to Purchase and the Letter of Transmittal is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4.  Terms of the Transaction

Section (a) of Item 4 is amended and supplemented as follows:

(1) The section of the Offer to Purchase captioned “Section 9 – Certain Information Concerning the Company” is hereby amended as follows:

The list immediately below the paragraph beginning with the heading “Incorporation by Reference” on page 32 is amended and restated in its entirety as follows:

●	Annual Report on Form 10-K for the fiscal year ended December 31, 2016, as filed on May 22, 2017, as amended by Amendment No. 1 filed on June 2, 2017;

●	The Quarterly Report on Form 10-Q for the three-month period ended March 31, 2017, as filed on June 16, 2017 ; and

●	Current Reports on Form 8-K, as filed on April 4, 2017, May 23, 2017 (but only as to Item 8.01 and the exhibit related thereto), and June 16, 2017.

Item 12.  Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit to the exhibit index:

(a)(5)(ii)	News Release, dated June 16, 2017, announcing the Company’s 2017 first quarter results.

i

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 16, 2017	INDEPENDENCE HOLDING COMPANY

	By:	/s/ David T. Kettig
	Name:	David T. Kettig
	Title:	Chief Operating Officer and Executive Vice President